SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW KRAKOW BASE (NO 53)

31 ROUTES (4 NEW ROUTES) & 1.6M PAX P.A. AT
RYANAIR'S 2ND POLISH BASE

Ryanair, Europe's only ultra-low cost airline, today (12 Dec) announced it would open its 53rd base and 2nd in Poland at Krakow in April 2013 with two-based aircraft and unveiled 4 new routes (31 in total), to/from Dortmund, Gothenburg, Manchester and Kos, as Ryanair invests over $140 million at Krakow Airport.

Ryanair will grow at Krakow as follows:

• 2 based aircraft
• 31 routes
• 4 new routes to/from Dortmund, Gothenburg, Manchester and Kos
• Increased frequencies on 3 other routes
• 224 weekly flights (up 16%)
• 1.6m pax p.a (up 14%)
• 1,600* "on site" jobs

Ryanair celebrated its new Krakow base by launching a 100,000 seat sale with fares starting from 3zl for travel across its European network in January which are available for booking until midnight (24:00hrs) Thur (13 Dec). Ryanair's 4 new Krakow routes will begin in April and will go on sale on www.ryanair.com tomorrow.

Speaking in Krakow today, Ryanair's Michael Cawley said:

"Ryanair is delighted to announce Krakow as our 53rd base (and our second in Poland ) and to unveil 4 new routes (31 in total) to/from Dortmund, Gothenburg, Manchester and Kos, beginning in April, as part of our summer 2013 schedule, which go on sale on www.ryanair.com tomorrow.

Polish consumers/visitors can now beat the recession and escape Wizz's high fares and fuel surcharging by switching to Ryanair's lowest fares and our no fuel surcharge guarantee from Krakow to 31 exciting European destinations, including Paris, London and Milan, amongst others. Ryanair's 1.6m passengers p.a. will sustain up to 1,600 "on site" jobs in Krakow.

To celebrate our new Krakow base, we are launching a 100,000 seat sale with fares starting from 3zlfor travel across Europe in January, which are available for booking until midnight Thursday (13 Dec). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:                        Stephen McNamara             Joe Carmody
                                                 Ryanair Ltd                             Edelman Ireland
                                                 Tel: +353-1-8121212            Tel: +353-1-6788 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary